

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

August 5, 2016

Stanislav Augustin
President and Chief Executive Officer
Reliant Service Inc.
3 Rabí
Rabi, Czech Republic 34201

Re: Reliant Service Inc.
Amendment No. 5 to Registration Statement on Form S-1
Filed July 26, 2016
File No. 333-208934

Dear Mr. Augustin:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please update the disclosure regarding the beneficial ownership of your common stock and the number of record holders of your securities as of a recent practicable date. Please refer to Items 403(a) and 201(b) of Regulation S-K. In this regard, certain disclosures in your registration statement, including stock ownership, are as of January 2016. Throughout the course of the review, please continue to update this information to provide current information as of the most recent date practicable.

Executive Compensation, page 30

2. Please update your executive compensation disclosure to include your recently completed fiscal year. Please refer to Item 402 of Regulation S-K and Regulation S-K Compliance and Disclosure Interpretation 117.05

Report of Independent Registered Public Accounting Firm, page 34

3. We reviewed the revisions to the explanatory paragraph in response to comment 1. The first sentence in the explanatory paragraph is unclear and appears incomplete. Please review the disclosure illustrated in paragraph .13 of PCAOB Auditing Standard 2415 and revise to provide substantially similar disclosure.

4. Reference is made to the last sentence in the last paragraph which states, "Our opinion is unmodified for this matter." Please remove this sentence from the audit report or explain in detail why it should be included.

Statement of Operations, page 36

5. We reviewed the response to comment 2. You refer to an "income tax payable amount of 35%." However, income tax payable and your provision for income taxes is not 35% of income before taxes. Please explain the difference.

Notes to Financial Statements from March 20, 2015 (Inception) through July 31, 2015, page 39

6. The disclosures added in response to comment 3 do not satisfy the disclosure requirements at ASC 740-10-50. As such, the comment is repeated in the following paragraph.

   Please revise to add a separate note for income taxes to include the applicable disclosures prescribed by ASC 740-10-50.

Unaudited Financial Statements

7. Please update the financial statements and financial information included in the filing to include interim periods ended April 30, 2016 and April 30, 2015. Refer to Rule 8-08 of Regulation S-X.

Notes to Financial Statements for the Six Months Ended January 31, 2016

Note 2 – Summary of Significant Accounting Policies

Advertising, page 50

8. We reviewed the response to comment 5. On page 50 you continue to disclose that advertising expense for the year ended July 31, 2015 was $12,510. Please revise to remove this disclosure.

You may contact Adam Phippen, Staff Accountant, at (202) 551-3336 or James Allegretto, Senior Assistant Chief Accountant, at (202) 551-3849 if you have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg, Attorney-Advisor, at (202) 551-3342 or Lisa Kohl, Legal Branch Chief, at (202) 551-3252 or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Lisa M. Kohl for

Mara Ransom
Assistant Director
Consumer Products